UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   July 2006            File No.    0-51749

ARIZONA STAR RESOURCE CORP.

(Name of Registrant)

220 Bay Street, Suite 1405  Toronto, Ontario, Canada M5J 2W4

(Address of principal executive offices)

1.

News Release dated July 24, 2006

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Arizona Star Resource Corp.

(Registrant)

Dated: July 24, 2006	By: /s/ Paul A. Parisotto Paul A. Parisotto, President and CEO

NEWS RELEASE

For Immediate Release

CERRO CASALE DEVELOPMENT APPRAISAL CONFIRMS RESERVES AND UPDATES PROJECT ECONOMICS

Trading Symbols:  TSX-V: AZS, AMEX: AZS

Toronto, Canada, July 24, 2006

Arizona Star Resource Corp. (“Arizona Star” or the “Company”) is pleased to announce the results of a project development appraisal for the Cerro Casale Project (the “Project”). The appraisal conducted by Mine and Quarry Engineering Services, Inc., analyzed and modified ore processing concepts and updated the operating and capital costs of the 2000 feasibility study completed by Placer Dome Inc. and updated by Placer in 2004.

AMEC E&C, Services Inc. (“AMEC”) has reviewed the development appraisal by Mine and Quarry Services and is updating the National Instrument 43-101 Technical Report supporting disclosure of the Project’s resources and reserves previously filed on June 14, 2005.  AMEC has verified the principal conclusions of the Mine and Quarry appraisal with some modifications, and these conclusions support the disclosure of revised resources and reserves.  The final report will be completed and filed on SEDAR within 45 days.

The base case parameters established for the detailed project evaluation included open pit mining, heap leaching of oxide ores at 75,000 tonnes per day and milling and flotation of mixed and sulphide ores at 150,000 tonnes per day using two grinding lines, each consisting of one semi-autogenous mill and two ball mills. The open pit operations were redesigned and scheduled to optimize the effect of heap leaching the oxides ore.

Based on the updated capital and cash operating cost estimates set out below and base case metal prices of $450 per ounce of gold and $1.50 per pound of copper, this appraisal has confirmed the previously defined Cerro Casale proven and probable mineral reserves of 1.035 billion tonnes of ore grading on average 0.69 grams per tonne of gold and 0.25% copper containing 23 million ounces of gold and 6 billion pounds of copper.

The base case for the project development appraisal (100% basis at $450 gold and $1.50 copper) requires an initial capital investment of $1.96 billion, generates a pre-tax 100% equity internal rate of return (IRR) of 13.1%, a net present value (NPV) of $1.35 billion, net of smelter credits, at a 5% discount rate and a cash operating cost (net of copper and silver credits) of $107 per ounce of gold.  The project life is projected at 17 years with a payback period of 4.9 years.  Average gold production is estimated at 990,000 ounces per year and copper production at 294 million pounds per year.  Total metal production for the project is estimated to be 16.9 million ounces of gold, 5 billion pounds of copper and 28.5 million ounces of silver.

 The following cost matrix examines the cash costs and economics of Cerro Casale at various metal prices:

Copper	Economic		Gold Price ($/oz-Au)
($/pound)	Factors	Units	400	450	500	550	600
	NPV 5%	M$	($297)	$194	$684	$1,175	$1,665
1.00	IRR	%	2.8%	6.4%	9.5%	12.4%	15.1%
	Cash Cost	$/oz-Au	$224	$224	$224	$224	$224
	Payback	Years	14.1	8.6	6.9	5.0	4.5
	NPV 5%	M$	$281	$771	$1,262	$1,752	$2,243
1.25	IRR	%	6.9%	10.0%	12.8%	15.4%	17.9%
	Cash Cost	$/oz-Au	$166	$166	$166	$166	$166
	Payback	Years	8.2	6.7	5.0	4.4	4.0
	NPV 5%	M$	$858	$1,348	$1,839	$2,329	$2,820
1.50	IRR	%	10.4%	13.1%	15.7%	18.1%	20.4%
	Cash Cost	$/oz-Au	$107	$107	$107	$107	$107
	Payback	Years	6.5	4.9	4.4	4.0	3.5
	NPV 5%	M$	$1,435	$1,926	$2,416	$2,907	$3,397
1.75	IRR	%	13.4%	15.9%	18.3%	20.6%	22.8%
	Cash Cost	$/oz-Au	$48	$48	$48	$48	$48
	Payback	Years	4.9	4.4	4.0	3.5	3.2
	NPV 5%	M$	$2,012	$2,503	$2,993	$3,484	$3,974
2.00	IRR	%	16.2%	18.5%	20.8%	23.0%	25.1%
	Cash Cost	$/oz-Au	($11)	($11)	($11)	($11)	($11)
	Payback	Years	4.4	4.0	3.6	3.2	2.8
	NPV 5%	M$	$2,589	$3,080	$3,570	$4,061	$4,551
2.25	IRR	%	18.7%	21.0%	23.1%	25.2%	27.2%
	Cash Cost	$/oz-Au	($69)	($69)	($69)	($69)	($69)
	Payback	Years	4.0	3.6	3.2	2.9	2.6
	NPV 5%	M$	$3,167	$3,657	$4,148	$4,638	$5,129
2.50	IRR	%	21.1%	23.2%	25.3%	27.3%	29.2%
	Cash Cost	$/oz-Au	($128)	($128)	($128)	($128)	($128)
	Payback	Years	3.6	3.2	2.9	2.6	2.4
	NPV 5%	M$	$3,744	$4,234	$4,725	$5,215	$5,706
2.75	IRR	%	23.4%	25.4%	27.4%	29.3%	31.2%
	Cash Cost	$/oz-Au	($187)	($187)	($187)	($187)	($187)
	Payback	Years	3.2	2.9	2.7	2.4	2.2
	NPV 5%	M$	$4,321	$4,812	$5,302	$5,793	$6,283
3.00	IRR	%	25.5%	27.4%	29.4%	31.2%	33.1%
	Cash Cost	$/oz-Au	($245)	($245)	($245)	($245)	($245)
	Payback	Years	2.9	2.7	2.4	2.3	2.1

This economic analysis excludes taxes, working capital, royalties and financing costs. Unit operating costs per ounce of gold were calculated using copper (at various prices per pound) and silver (all at $7.50 per ounce) revenues as a credit against operating costs.  AMEC applied increased operating costs and capital costs (including working capital) in a sensitivity analysis and determined that the Project was still economic with these increased costs.

The concept of heap leaching the oxide ore commencing over one year prior to the start-up of milling has significantly improved the project economics.  This effectively eliminates pre-stripping, provides early revenue, creates a second cash flow stream once the mills are on line, and eliminates the need to blend the oxide ore with the sulphide mill feed resulting in increased copper head grades and improved concentrate grades.  In summary, the early production years of the project are expected to be significantly improved. Heap leach processing the oxide ore had been briefly considered by Placer during the original 2000 feasibility study but was not pursued because the better economic case for the project was to mill all of the ore types given the capital and operating costs at that time.

Copper concentrate will be produced and shipped off site for smelting and refining.  Dore bars will be produced on site by heap leaching the oxide ore and cyanide leaching the cleaner tails.

Larry Smith, Manager of Mining & Metals Consulting for AMEC, is the Qualified Person that is supervising the preparation of this updated National Instrument 43-101 Technical Report, which supports declaration of Project resources and reserves.

All dollars figures are in United States dollars unless otherwise indicated.

Arizona Star currently holds a 51% interest in one of the world’s largest undeveloped gold and copper projects, the Cerro Casale gold-copper project located in Chile. Bema Gold Corporation holds the remaining 49%.

All resource estimates reported by the Company were estimated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Reserves, Definitions and Guidelines (2000), incorporated by reference in Canada National Instrument 43-101 (2005.)  These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Statements relating to the estimated or expected future production and operating results and costs and financial condition of Arizona Star, planned work at the Company’s projects and the expected results of such work are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by words such as the following: expects, plans, anticipates, believes, intends, estimates, projects, assumes, potential and similar expressions. Forward-looking statements also include reference to events or conditions that will, would, may, could or should occur. Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Company's projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Company's projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties, including those described in the Company's Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended April 30, 2005, and in the Company's 40-F filed with the U.S. Securities and Exchange Commission available at EDGAR).

Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management or its independent professional consultants on the date the statements are made.

ON BEHALF OF THE BOARD

"Paul A. Parisotto"

President & CEO

For further information please visit www.arizonastar.com or contact:

Paul Parisotto, President and CEO

Tel: (416) 359-7808

The TSX Venture Exchange neither approves nor disapproves the information contained in this News Release..